AMENDMENT TO THE AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

AMENDMENT dated as of November 13, 2012, to the AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT (the “Agreement”) dated November 13, 2012, by and between COOK & BYNUM CAPITAL MANAGEMENT, LLC (the “Manager”) and THE COOK & BYNUM FUNDS TRUST (the “Trust”), on behalf of each series of the Trust set forth in Schedule A to the Agreement (each, a “Fund”, and collectively, the “Funds”).

W I T N E S S E T H:

WHEREAS, the Trust and the Manager wish to amend the Agreement to lower the Maximum Annual Operating Expense Limit with respect to each Fund and to make certain additional changes;

NOW, therefore, the parties agree as follows:

1. The following sentence shall be added following the last sentence of Section 1.4:

For purposes of any year-end adjustment pursuant to this Section 1.4, Excess Amount shall be calculated for all or any portion of the previous fiscal year based on the Maximum Annual Operating Expense Limit(s) for the Fund or Funds then in effect during the previous fiscal year or portions of the previous fiscal year, as applicable.

2. Schedule A to the Agreement shall be deleted in its entirety and replaced by the following:

SCHEDULE A

MAXIMUM ANNUAL OPERATING EXPENSE LIMITS

This Agreement relates to the following Funds of The Cook & Bynum Funds Trust (the “Trust”).

Name of Fund	Maximum Annual Operating Expense Limit

The Cook & Bynum Fund	1.49%

3. The foregoing amendment shall take effect as of the 1st day of January 2013.

4. In all other respects the Agreement remains unchanged and of full force and effect.

THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK

IN WITNESS WHEREOF, this Amendment has been executed for and on behalf of the undersigned as of the day and year first above written.

COOK & BYNUM FUNDS TRUST
ON BEHALF OF EACH OF ITS FUNDS

By: /s/ J. Dowe Bynum
Title: Trustee, Vice-President and Secretary

COOK & BYNUM CAPITAL MANAGEMENT, LLC

By:/s/Richard P. Cook
Title: Principal